                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number
                                                                      ------

  (Check One)
  /X/ Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   / / Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended:   June 29, 2001
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant  CHRONIMED INC.
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Former name if applicable
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 10900 Red Circle Drive
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Address of principal executive office (Street and number)


Minnetonka, Minnesota 55343
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City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's Annual Report on Form 10-K for the fiscal year ended June 29, 2001 (the "Form 10-K Report") cannot be filed within the prescribed time period because additional time is necessary to prepare the Company's financial statements. In June 2001, the Registrant announced that its financial statements for the first three quarters of fiscal 2001 and for the fiscal year ended June 30, 2000 would be restated due to revenue overstatements from systems software and procedure problems at the Registrant's Statscript subsidiary. At such time, the Registrant also announced that it would take a one-time charge for doubtful accounts. In preparing its fiscal 2001 financial statements and the restated fiscal 2000 financial statements, the Registrant has determined that the charge for doubtful accounts will be reflected partially in 2000 and partially in 2001. The Registrant is currently conducting additional accounting procedures to determine the specific periods impacted by the charge for doubtful accounts. Because this work will not be completed until after September 27, 2001 (the date 90 days after the end of the Registrant's 2001 fiscal year), the Form 10-K Report cannot be filed on or prior to such date. Pursuant to the requirements of Rule 12b-25 under the Securities Exchange Act of 1934, the Registrant expects to file the Form 10-K Report no later than October 12, 2001.

                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

  Kenneth S. Guenthner                  (952)                    979-3600
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /X/  Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /X/  Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the reasons stated in Part III above, the Registrant's financial statements for fiscal 2001 and its restated financial statements for fiscal 2000 have not been completed at this time. Accordingly, the Registrant cannot provide definitive information on changes in results of operations from fiscal 2000 to fiscal 2001. However, based on preliminary financial information currently available, the Registrant currently expects to report fiscal 2001 revenues of approximately $300,000,000 and fiscal 2000 revenues of approximately $223,000,000. Because the revenue adjustments and charges for doubtful accounts discussed in Part III above have not at this time been allocated between fiscal 2001 and fiscal 2000, the Registrant is not in a position to provide information regarding changes in net income from fiscal 2000 to fiscal 2001.



                                 CHRONIMED INC.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date September 26, 2001  By  /s/ Henry F. Blissenbach
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                             Henry F. Blissenbach
                             Chairman and
                             Chief Executive Officer



          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).